FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272-9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

ICA ANNOUNCES DELIVERY OF THE FIRST TURBINE UNIT OF

THE EL CAJON HYDROELECTRIC PROJECT AND RECIEPT OF PAYMENT FOR US$ 525 MILLION

Mexico City, February 28, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, procurement and construction company in Mexico, announced today that its subsidiary Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA) has received Provisional Acceptance for the first turbine unit of the El Cajón Hydroelectric Project in Nayarit, in accordance to the contract signed by CIISA and its client, the Federal Electricity Commission (CFE).

The Provisional Acceptance is the result of successful completion of the operating tests specified in the contract. The unit has begun commercial operations and is generating power at its full capacity of 375 megawatts to the satisfaction of the CFE and in accordance with the contract terms.

As a result, CFE has paid CIISA the initial US$ 525 million, which will be applied in its entirety to pay the project’s debt.

“This is a great accomplishment for the consortium that built El Cajón. The delivery of the turbine unit to the client’s satisfaction and in accordance with the terms of the contract confirms our commitment to our clients. It also reiterates our history of fulfilling our obligations, both to our clients and to the financial institutions that believed in the project and financed it. El Cajón is the first hydroelectric project financed through the financed public works mechanism. This mechanism enabled this project to be financed and completed on schedule. El Cajón will make an important contribution to increasing the supply of electricity in Mexico,” said Dr. José Luis Guerrero, CEO of ICA.

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Constructora Internacional de Infraestructra, S.A. de C.V. (CIISA) is the consortium responsible for the execution and financing of El Cajón Hydroelectric Project. The consortium members are Promotora e Inversora Adisa, S.A. de C.V. and Ingenieros Civiles Asociados S.A. de C.V., both subisidiaries of ICA,

Energomachexport Power Machines, and La Peninsular Compañia Constructora, S.A. de C.V.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit Hwww.ica.com.mxH.

Energomachexport Power Machines is a leading Russian company in the sale of equipment for the production, transmission, and distribution of electric power, as well as gas-pumps, transportation, and railway equipment. Energomachexport has 35 years experience in the development of complex power projects and delivery of equipment to countries around the world. Visit www.energomachexport.com

La Peninsular Compañía Constructora, S.A. de C.V. is a Mexican company founded in 1978, and is providing civil construction resources for the project.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer